UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DELAWARE ENHANCED GLOBAL DIVIDEND & INCOME FUND
(Name of Issuer)

Comon Shares
(Title of Class of Securities)

246060107
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246060107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,907,485
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,907,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,907,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.05%[1]
14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1 The percentages used herein are calculated based upon 15,829,048 shares of common stock outstanding as of 11/30/2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 2/02/2018.

CUSIP No. 246060107	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
1,907,485
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
1,907,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,907,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.05%[1]
14	TYPE OF REPORTING PERSON
IN

______________________________
1 The percentages used herein are calculated based upon 15,829,048 shares of common stock outstanding as of 11/30/2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 2/02/2018.

CUSIP No. 246060107	SCHEDULE 13D	Page 4 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on January 10, 2018 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the common stock (the "Shares"), of Delaware Enhanced Global Dividend & Income Fund (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in the funds managed by Saba Capital and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $20,686,057 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons have engaged, and may continue to engage, in discussions with management and the Board of Directors of the Issuer regarding the long-term performance of the Issuer and the trading of the Shares at a discount to the Issuer's net asset value. On March 7, 2018, Saba Capital sent a letter to the Issuer containing a stockholder proposal under Rule 14a-8 requesting that the Board of Directors consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value; provided, however, if more than 50% of the Issuer's outstanding Shares are submitted for tender, the tender offer should be cancelled and the Issuer should be liquidated or converted into an open-end mutual fund. A copy of the letter is attached as Exhibit 1.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 15,829,048 shares of common stock outstanding as of November 30, 2017, as disclosed in the company's Certified Shareholder Report Form N-CSR filed February 2, 2018.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 246060107	SCHEDULE 13D	Page 5 of 6 Pages

(c)	There were no transactions in the Shares effected by Saba Capital since the filing of the Original Schedule 13D.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 1:	Letter dated March 7, 2018 sent by Saba Capital to the Issuer.

CUSIP No. 246060107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 7, 2018

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823